UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

300 684 107

(CUSIP Number)

Ronald Elliott, Chief Executive Officer

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, California 93940

(831) 333-2000

with a copy to:

Christopher R-L. Osborne, Esq.

580 California Street

Suite 1900

San Francisco, California 94104

(415) 956-8853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) RONALD ELLIOTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,328,204
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,328,204
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%

14	TYPE OF REPORTING PERSON IN

Preamble

This Amendment No. 2 (this “Amendment”) to Schedule 13D is being filed to amend and restate certain items in the statement on Schedule 13D filed by Ronald Elliott (the “Reporting Person) on May 11, 2001 with respect to the common stock, par value $.01 per share (the “Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 originally filed on June 15, 2004. Only those items contained in this Amendment are being amended and restated; the remaining items contained in the Schedule 13D filed on May 11, 2001, as amended on June 15, 2004, are unchanged by this Amendment.

Item 4. Purpose of Transaction

The disclosure in the sixth paragraph of Item 4 is hereby deleted and replaced with the following:

On July 19, 2006, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ELC Holdings Corporation (“Parent”), an affiliate of Thoma Cressey Equity Partners, and ELC Acquisition Corporation, a wholly-owned subsidiary of Parent (“Buyer”), pursuant to which Buyer will merge with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). Following consummation of the Merger, the Issuer will be a private company. At the effective time and as a result of the Merger, each share of the Common Stock will be converted into the right to receive $13.00 per share in cash. Completion of the Merger is subject to approval by the Issuer’s common stockholders and certain other customary closing conditions.

In connection with the Merger Agreement, at the specific request of Parent, and as an inducement to Parent’s willingness to enter into the Merger Agreement, the Reporting Person has entered into an agreement by which 70% of his Common Stock will be exchanged for shares in the surviving corporation. The Reporting Person entered into a Voting Agreement with Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Person has agreed that during the time the Voting Agreement is in effect, at any annual, special or other meeting of the stockholders of the Issuer called to vote upon the Merger and/or the Merger Agreement, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Issuer taken by written consent to approve the Merger and approve and adopt the Merger Agreement: (i) to appear in person or by proxy at each such meeting or otherwise cause the Reporting Person’s Subject Common Shares (as defined in the Voting Agreement) to be counted as present at such meeting for purposes of calculating a quorum; and (ii) to vote (or cause to be voted) all of the Reporting Person’s Subject Common Shares (a) in favor of the adoption of the Merger Agreement (including any amendments thereto) and the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (b) (other than the transactions contemplated by the Merger Agreement) against any action, proposal, transaction or agreement that would reasonably be expected to (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or (2) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement or the Voting Agreement. In addition, if requested by Parent, the Reporting Person has agreed to constitute and appoint Parent, or any nominee of Parent, or to cause Parent, or any nominee of Parent, to be constituted or appointed, with full power of substitution and re-substitution, during and for the Proxy Term (as defined in the Voting Agreement), as the Reporting Person’s true and lawful attorney-in-fact and irrevocable proxy, for and in the Reporting Person’s name, place and stead, to vote each of the Subject Common Shares as the Reporting Person’s proxy as to the foregoing matters.

The Voting Agreement and the Reporting Person’s voting obligations thereunder will terminate upon the earlier to occur of (a) the mutual consent of Parent and the Reporting Person, (b) the Effective Time (as defined in the Merger Agreement) and (c) the termination of the Merger Agreement in accordance with its terms.

Further, the Reporting Person has agreed during the time the Voting Agreement is in effect, and subject to certain limited exceptions set forth in the Voting Agreement, not to (i) sell, transfer, tender, pledge, give, encumber, assign, convert into another class of securities of the Issuer or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of or grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens (as defined in the Merger Agreement) of any nature whatsoever with respect to, any or all of the Reporting Person’s Subject Common Shares or (ii) take any action that would reasonably be expected to have the effect of preventing, impeding or materially and adversely affecting the Reporting Person’s ability to perform his obligations under the Voting Agreement. The Reporting Person also has agreed during the time the Voting Agreement is in effect, not to take any action that would reasonably be expected to (i) make any representation or warranty of the Reporting Person contained therein untrue or incorrect in any material respect or (ii) have the effect of preventing or disabling the Reporting Person from performing his obligations under the Voting Agreement.

The summary of the terms of the Merger Agreement and the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement. The Voting Agreement is filed as Exhibit 4-B hereto and incorporated by reference into this Item 4.

Except as described in this Item 4 and in his capacity as Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The Reporting Person is the beneficial owner of 1,328,204 shares of Common Stock (the “Shares”), which represents 14.7% of the outstanding shares of Common Stock (based on 9,055,935 shares of Common Stock outstanding as of July 19, 2006). The Reporting Person has the sole power to vote and dispose of the Shares

(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows::

The Reporting Person is party to an Employment Agreement, dated as of June 28, 2002, with the Issuer. A copy of the Employment Agreement was attached as an exhibit to the Reporting Person’s original Schedule 13D and is incorporated herein by reference.

Other than the Voting Agreement and the Employment Agreement, the Reporting Persons has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and adding the following paragraph after the paragraph listing Exhibit 4:

Exhibit 5	Voting Trust Agreement dated as of July 19, 2006 by and among ELC Holdings Corporation and Ronald Elliott. (filed herewith).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2006

By:	/S/ RONALD ELLIOTT
Name:	Ronald Elliott